October 7, 2011

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	AXA Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on March 10, 2011 File No. 001-11166

Dear Mr. Rosenberg:

We are responding to your comment letter dated September 12, 2011 concerning the Form 10-K filed March 10, 2011 by AXA Financial, Inc. (“AXA Financial”).  We have repeated your comment below in order to facilitate your review.

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Notes To Consolidated Financial Statements
2. Significant Accounting Policies
Derivatives, page F-19

1.
You disclose that you offer certain variable annuity products with guaranteed minimum income benefit (“GMIB”) and guaranteed withdrawal benefit for life (“GWBL”) features. You also state that you have purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain of your annuity contracts. You consider the GWBL features and the reinsurance contracts covering GMIB exposure as derivatives for accounting purposes. Please provide us a more detailed description of your GWBL products and your reinsurance contracts covering GMIB exposure which identifies what features within each led you to conclude that they were bifurcated embedded derivatives.

Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15-52 and 15-53 and ASC 815-15-55-57 through 55-61 in arriving at your conclusions for the accounting method applied for each product.

AXA Financial Response:

The GWBL Product Feature

The Accumulator variable deferred annuity contract offers one or more enhanced guaranteed features in addition to the standard return of principal death benefit guarantee. The Guaranteed Withdrawal Benefit for Life (“GWBL”) was an optional feature of the Accumulator variable deferred annuity contracts issued from 2006 to 2008. At June 30, 2011, approximately $1.5 billion of account balances were subject to this benefit and the fair value of the benefit was $50 million.

The GWBL guarantees that the policyholder can take withdrawals up to a maximum amount per year, for as long as the contract holder lives. The GWBL could only be elected at issue, and once elected, cannot be voluntarily terminated while the base contract remains in force.  The maximum withdrawal amounts are based upon two components: (1) the GWBL Benefit Base and (2) the Guaranteed Withdrawal Percentage. There is an additional annual charge for the election based on the GWBL Benefit Base for the GWBL feature.

The GWBL Benefit Base

At issue, the GWBL Benefit Base is equal to the initial contract contribution and will increase or decrease as noted below. The GWBL Benefit Base serves to determine withdrawal amounts and does not represent a cash value. The GWBL Benefit Base can increase in a single contract year due to

1.	An annual rachet that adjusts the benefit base to the greater of the account value and the prior benefit base or
2.	A deferral bonus in the first 10 years for each year there is not any withdrawal or
3.	For certain contracts, a benefit base guarantee equal to 200%1 of contributions made during the first 90 days and 100% of contributions made after the first 90 days and
4.	Subsequent contributions.

The withdrawal amount is guaranteed never to decrease, as long as there is no excess withdrawal. In any contract year, if withdrawals are taken in excess of the Guaranteed Annual Withdrawal Amount, the GWBL Benefit Base is reduced.

Guaranteed Withdrawal Percentage

Starting at age 45, the GWBL allows the policyholder to take withdrawals up to a maximum amount per year as “Guaranteed Annual Withdrawal Amounts” that are guaranteed for the life of the policyholder. The Guaranteed Withdrawal Percentage is based upon a certain percentage of the benefit base depending upon the policyholder’s age when the first withdrawal is taken. Depending upon the age at the first withdrawal, the Guaranteed Withdrawal Percentage vary from 4% starting at age 45 to 7% at age 86 and above. The Guaranteed Withdrawal Percentage can increase but not decrease.  If the GWBL Benefit Base rachets on a contract anniversary after taking withdrawals, the applicable percentage may increase based upon the attained age at the time of rachet.

If the GWBL is elected with a Joint Life option, the age of the younger spouse (at the time the withdrawals begin) determines the withdrawal percentage.

The Guaranteed Annual Withdrawal Amount (“GAWA”)

Depending upon the policyholder’s age, withdrawals can be taken immediately and are guaranteed to be available for as long as the policyholder lives.  The GAWA is based upon the policyholder’s age at the date of the first withdrawal, GWBL Benefit Base and the Guaranteed Withdrawal Percentage. The GAWA is a function of the GWBL Benefit Base multiplied by the Guaranteed Withdrawal Percentage.   Withdrawals may be taken in some years and not others.  Receiving the GAWA will reduce the account value but will not reduce the GWBL Benefit Base.

1 The 200% guarantee is applicable to the later of age 70 or 10 years and applies if no withdrawal was taken

If the policyholder surrenders the contract and the surrender amount (cash value) exceeds the Guaranteed Annual Withdrawal Amount, all benefits under the contract will terminate, the policyholder will receive the contract’s cash surrender value, and there will be no further payments associated with the GWBL.

If the account value falls to zero due to an excess withdrawal, the policyholder receives no further payment or benefits. If the account value is reduced to zero because of the deduction of a fee, the results of adverse investment performance, or the withdrawals relating to the GAWA, the contract holder will automatically be issued a supplementary life annuity contract that will pay the full Guaranteed Annual Withdrawal Amount annually for the policyholder’s life.  There is no cash surrender value associated with the supplementary life annuity contract (i.e., that contract cannot be surrendered by the policyholder – it terminates only upon death).

Accounting Discussion

The following discusses the basis for our accounting for the GWBL as a derivative, including consideration of the ‘insurance exception”.

Accumulation phase and payout phase - Two contracts exist

Under the guidance set forth in ASC 815-15-55-61 (DIG issue B25 Question 4) and ASC 944-20-15 paragraphs 16 to17 (former FAS 97 paragraph 7), we believe that for accounting purposes there are two contracts, an accumulation variable annuity with a GWBL rider and a payout contract.  The GWBL contract exists from the time of issuance of the variable annuity with the GWBL rider until the issuance of the supplementary contract.  As discussed below, we believe the GWBL rider within the variable annuity contract would be accounted for as an embedded derivative within the accumulation phase variable annuity contract. At the beginning of the contractual payout phase (when a supplementary life annuity contract is issued), an immediate annuity contract (a new contract) is executed for accounting purposes, and the fair value of this contract is the consideration for the new immediate annuity contract that is issued (i.e. the GWBL fair value equals the single premium on the supplementary life annuity contract).  The supplementary life annuity contract is then accounted for as an insurance contract (immediate annuity).

Accumulation Phase - Embedded Derivative Accounting

ASC 815-10-15-83 and 815-10-15-100 discusses the definition of a derivative, including net settlement of a contract.  We have concluded that the GWBL benefit feature meets the definition of a derivative instrument (set in forth ASC 815-10-15-83) and is accounted for at fair value as follows:

1.	ASC 815-10-15-83 (a) - it has an underlying; the guaranteed withdrawal benefit stream less the policyholder’s account value.
2.	ASC 815-10-15-83 (b) – it has little or no initial net investment; only the premium charged for the GWBL benefit rider, which effectively is an option premium
3.
ASC 815-10-15-83 (c) – its terms include net settlement; the embedded derivative expires and is settled at the point in time when the account value goes to zero.  The settlement is made in the form of a payout annuity contract.

Additional guidance also considered on net settlement is set forth in ASC 815-10-15-119, (formerly FAS 133 paragraph 57c3), ASC 815-10-55-104 (formerly DIG Issue A13) and ASC 815-15-55-59 (formerly DIG issue B-25 Question 2):

Guidance set forth in ASC 815-10-15-119, (formerly FAS 133 paragraph 57c3), net settlement by delivery of derivative instrument or asset readily convertible to cash.  In this guidance net settlement may be made in cash or by delivery of any other asset, whether or not it is readily convertible to cash. A fixed penalty for nonperformance is not a net settlement provision.

ASC 815-10-55-104 (formerly DIG Issue A13), discusses whether settlement provisions that require a structured payout, constitute net settlement.  ASC 815-10-55-104 concludes a contract that provides for a structured payout of a gain or loss from that contract, rather than an immediate payout, meets the characteristic of a net settlement.  In the instance of the GWBL, the contract is in effect net settled.

Also it should be noted that the GWBL accounting differs from the Guaranteed Minimum Income benefit rider (“GMIB”) accounting discussed in ASC 815-15-55-59 (formerly Q2 of DIG B25). In ASC 815-15-55-59 (formerly DIG B25, Q 2), the GMIB rider was considered exempt from derivative treatment not because it provided a potential life contingent payment, but because although it was the settlement of a guarantee that had an underlying and little initial net investment, the payment required an investment of principal during the payout phase of the annuity, consistent with the example in Q2 of A13. In contrast, the GWBL is more analogous to the example in Q1 of A13 and thus has net settlement.

Accumulation Phase  - Bifurcation of the GWBL rider from the host insurance contract

ASC 815-15-25-1 (formerly paragraph 12 of FAS 133) specifies the conditions under which an embedded derivative must be separated from the host contract and accounted for under the provisions of Subtopic 815-10, if and only if all the following criteria are met:

(a)
The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

We believe, a guarantee of the minimum level of payments is not clearly and closely related to the economic characteristics and risks of the host variable annuity contract.   The host variable annuity contract is an equity like instrument whose account value is based upon the performance of the underlying investment, whereas the GWBL is a fixed guarantee and is debt-like in nature.  This is discussed in the guidance set forth in ASC 915-815-25-5 (formerly DIG B8).

(b)
The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

The variable annuity contract is accounted for at account balance and as an insurance contract under ASC 944-40-25 (formerly SOP 03-1), not at fair value.

(c)
A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to the initial net instrument for the embedded derivative.)

See discussion above on embedded derivative accounting.

Insurance Exception

We have considered the accounting set forth in ASC 815-10-15-52 and 15-53 and ASC 815-15-66-57 through 55-61.  ASC 815-10-15-52 and 15-53 sets forth the guidance as to whether an insurance contract is exempted from derivative accounting (ASC 815).  An insurance contract is not subject to the requirements of ASC 815 “… if it entitles the holder to be compensated only if, as a result of an identifiable insurable event (other than a change in price), the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.

The Accumulator contract associated with the GWBL rider also has a death benefit feature.  The death benefit feature meets the insurance exception as it is payable only upon an insurable event, death. However, the GWBL is payable only if the policyholder lives and is able to trigger the annuitization life benefit payout.  Living long enough to execute the annuitization does not meet the  “solely payable upon an identifiable insurable event” criteria, as death is already determined to be the insurable event in the accumulation phase. Therefore the GWBL does not qualify for the insurance exception.

Payout Phase accounting

As noted above we believe that for accounting purposes, there are two contacts, an accumulation variable annuity with a GWBL rider and a payout contract.  The GWBL benefit exists from the time of issuance of the variable annuity with the GWBL rider until the issuance of the supplementary contract.  At the beginning of the contractual payout phase (when a supplementary life annuity contract is issued), a new immediate annuity contract is executed for accounting purposes, and the fair value of the contact is the consideration for the new immediate annuity contract that is issued (i.e. the GWBL fair value equals the single premium on the supplementary life annuity contract).  The supplementary life annuity contract is then accounted for as an insurance contract (immediate annuity).

Conclusion

We believe the GWBL benefit should be accounted for as, two contacts, a deferred annuity and a payout contract.  The deferred annuity contract exists from the time of issuance of the variable annuity with the GWBL benefit until the issuance of the supplementary contract. At the contractual payout phase (when a supplementary life annuity contract is issued), the fair value of the contact is the consideration for the new immediate annuity contract that is issued (i.e. the GWBL fair value equals the initial premium on the supplementary life annuity contract).  The supplementary life annuity payout contract is then accounted for as an insurance contract (immediate annuity).

Additionally, it is also important to note that accounting for GWBL, as an insurance contract, would create an accounting imbalance as we hedge certain risks associated with the GWBL.  Therefore the current accounting for the GWBL at fair value is consistent with the related accounting for the derivatives used to hedge GWBL risks at fair value, presenting the contract and the hedging in a comparable and understandable manner.

As noted in the embedded derivative discussion above, we believe the GWBL rider should be accounted for as an embedded derivative during the accumulation phase. The GWBL rider is separate and distinct from the host base Accumulator variable annuity insurance contract. The GWBL account value guarantee (floor) does not become an insurance benefit (life contingency) until the account value is reduced to zero upon which the GAWA will be paid for the contract holder life.

GMIB Reinsurance

AXA Equitable Life Insurance Company (”AXA Equitable”), a wholly-owned subsidiary of AXA Financial, issues certain variable annuity products that contain a guaranteed minimum income benefit (“GMIB”) feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity that may be in excess of what the contract account value can purchase at then-current annuity purchase rates.  AXA Equitable bears the risk that protracted underperformance of the financial markets could result in GMIB benefits being higher than what accumulated policyholder account balances would support.  AXA Equitable reinsures, subject to certain maximum amounts or caps in any one period, liability exposure resulting from the GMIB feature.

GMIB reinsurance contracts are net settled, that is upon election of annuitization by the policyholder, the reinsurer will pay a lump sum to the ceding company (AXA Equitable) equal to the estimated present value of the excess of the guaranteed benefit over the account balance, unlike the underlying GMIB direct contract which is gross settled (benefits paid to the annuitant over the annuitant’s actual life, forfeiting any future access to the account balance).

ASC 815-10-15-83 and 815-10-15-100 discuss the definition of a derivative, including net settlement of a contract.  We have concluded that the GMIB reinsurance contract meets the definition of a stand alone derivative instrument (set forth ASC 815-10-15-83) and is accounted for at fair value as follows:

1.	ASC 815-10-15-83 (a) - it has an underlying; the guaranteed withdrawal benefit stream less the value of the contract holder account
2.	ASC 815-10-15-83 (b) – it has little or no initial net investment; the premium charged for the GMIB reinsurance benefit is an option premium
3.
ASC 815-10-15-83 (c) – its terms include net settlement; the difference between the guaranteed withdrawal benefit stream and the account balance is paid in a lump sum to the ceding company upon policyholder election of annuitization. This is similar to the accounting for certain variable annuity contracts, which provide for a guaranteed minimum accumulation benefit (“GMAB”) described in ASC 944-20-55-16 to 19 (formerly SOP 03-1 D6).  A GMAB is accounted for as an embedded derivative subject to the requirements of Subtopic 815-15. When the policyholder (AXA Equitable) can net settle a contract by receiving in cash all or a portion of the guaranteed amount at a point in time, the contract is considered be an embedded derivative like a GMAB.

We have also considered whether the GMIB reinsurance meets the insurance contract exemption from derivative accounting.  The GMIB reinsurance does not qualify as an insurance contract to the ceding company as the payment made by the reinsurers is equal to the GMIB amount at risk at the time of annuitization.  The reinsurance payment to the ceding company is made at the point of annuitization, which is not a life contingent event. So the reinsurance company is not at risk for an insurable event and the insurance contract exemption from derivative accounting is not met as discussed in ASC 944-20-55-16 to 19 (formerly SOP 03-1 D6).

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In connection with responding to your comment, we acknowledge that:

•	AXA Financial is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	AXA Financial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 314-4306.

Sincerely,

/s/  Richard S. Dziadzio________________________
Richard S. Dziadzio
Senior Executive Vice President, Chief Financial
Officer and Treasurer